
May 24, 2013

Monica J. Shilling, Esq.
Proskauer Rose LLP
2049 Century Park East, 32nd Floor
Los Angeles, CA 90067

Re: Ares Capital Corporation
        File Nos. 333-188175 and 814-663

Dear Ms. Shilling,

On April26, 2013, you filed a registration statement on Form N-2 for Ares Capital Corporation (the "Fund") in connection with the shelf registration of its common stock, preferred stock, debt securities, subscription rights, warrants, and units.

We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms and page numbers found in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Prospectus Summary-The Company-About Ares (Page 4)

1.   The infonnation on this page concerns Ares, the adviser's parent company. The Prospectus Summary should provide a clear and concise description of the "key features of the offering and the Registrant." *See* Fom1 N-2, Instruction to Item 3.2. We do not object to the inclusion in the Prospectus Summary of information about the Fund's adviser, but information about the adviser's parent should be presented later in the prospectus.

Prospectus Summary-Risk Factors (Pages 10-13)

2.   Please set forth only the *principal* risks of the Fund in the Prospectus Summary, and present the other risks later in the prospectus. *See* Form N-2, Item 8.3.a.

Prospectus Summary —Offerings (Page 14)

3.   Does the Fund intend to distribute returns of capital? If so, please disclose and explain the consequences of return of capital distributions, *i.e.,* that the distribution is a return of the shareholder's original investment (which though not currently taxable will lower his or her basis in the Fund, thus potentially subjecting the shareholder to future tax consequences in connection with the sale of fund shares, even if sold at a loss to the shareholder's original investment).

Prospectus Summary-Fees and Expenses-Fee Table (Page 16)

4.   Please confirm that the expenses ofthe Senior Secured Loan Program are included in the Acquired Fund Fees and Expenses line item of the fee table.

Prospectus Summary —Fees and Expenses-Example (Page 19)

5.   Footnote 1 on this page explains that the expense example provided in the text assumes no capital gains, and then provides (in the footnote) what expenses would be if the 5% return was entirely from net realized capital gains. Please remove this information from the footnote and add an additional line item to the expense example illustrating the expenses that would be incurred if the 5% return used in the example was made entirely of net realized capital gains.

Prospectus Summary-Use of Proceeds (Page 51)

6.   This section discusses the Fund's use of proceeds from the sales of its securities. Please confirm to us that prospectus supplements filed in connection with each future offering will disclose how long it will take the Fund to invest all or substantially all of the proceeds of the offerings in accordance with the Fund's investment objective. *See* Form N-2, Item 7.2.

Additionally, if the Fund expects the investment period to exceed three months, please disclose in the prospectus supplements the reasons for the expected delay. *See* Guide 1 to Form N-2.

Management-Directors (Page 117)

7.   Please provide the infonnation requested by Fonn N-2, Item 18.1 in the tabular fonnat provided therein.

GENERAL COMMENTS

8.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

9.   If you intend to omit certain infonnation from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted infonnation to us, preferably before filing the final pre-effective amendment.

10.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

11.   Responses to this letter should be in the fom1 of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

12.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all infonnation investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-4447.

Sincerely,

Amy W. Miller
Senior Counsel

cc: Michael Shaffer, SEC